COMMENTS RECEIVED ON 04/04/2025

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Communication Services Portfolio, Industrials Portfolio, Materials Portfolio, Utilities Portfolio

POST-EFFECTIVE AMENDMENT NO. 132

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain in correspondence the reason for including the estimated footnote since this filing is for a new class rather than a new fund.

R:

Although each fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N-1A, the

“Management fee” and “Other expenses” line items of the fee table include certain fees and expenses that are expected to be incurred in different amounts by this class as compared to other classes of each fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because this class has not begun incurring these fees and expenses.

2)

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we identify each fund's appropriate broad-based securities market index.

R:

Each fund’s appropriate broad-based securities market index is the S&P 500 Index. The index description appears in the “Additional Index Information” section of the prospectus.